Exhibit 12.1

Ladder Capital Corp
Ratio of Earnings to Fixed Charges
($ in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012

Earnings:
Income (loss) before taxes	$120,040	$160,691	$124,231	$192,463	$172,038
Earnings from investment in unconsolidated joint ventures	(426)	(371)	(1,990)	(3,203)	(1,256)
Distribution of income from unconsolidated joint ventures	1,017	294	1,957	3,894	1,404
Fixed charges	121,217	113,801	78,168	49,356	37,033
	$241,848	$274,415	$202,366	$242,510	$209,219

Fixed Charges:
Interest expense	$120,827	$113,303	$77,574	$48,745	$36,440
Operating lease rental expense (1)	390	498	594	611	593
	$121,217	$113,801	$78,168	$49,356	$37,033

Ratio of Earnings to Fixed Charges:	2.00	2.41	2.59	4.91	5.65

(1)         Operating lease rental expense that is representative of the interest factor (generally presumed to be 1/3).